The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


03022038

RETURN RECEIPT REQUESTED

April 2, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice Regarding Claim To Air Canada</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.


SEC MAIL PROCESSING SECTION
RECEIVED
APR 03 2003
WASH. D.C.
155

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name : Naoya Takeuchi
Title: Joint General Manager

April 2, 2003

The Sumitomo Trust & Banking Co., Ltd.

Notice Regarding Claim to Air Canada

The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") hereby notifies that the collection of the claim as detailed below to Air Canada may be incomplete or delayed owing to Air Canada's filing for protection under the Companies' Creditors Agreement Act (CCAA) to the Supreme Court of Ontario and obtaining the order of providing protection.

1. Description of Air Canada

Name: Air Canada

Address: 7373 Cote Vertu West Blvd. Saint-Laurent, Quebec H4Y 1H4

Representative: Robert A. Milton, President and CEO

Capital: 977 million Canadian dollars (as of December 31, 2002)

Business: Air transportation

2. Facts Occurred and Date

April 1, 2003 (Local time in Canada): Air Canada filed for protection under the Companies' Creditors Agreement Act (CCAA) to the Supreme Court of Ontario and obtained an order from the court providing creditor protection under CCAA.

3. Type and Amount of Claim to Air Canada

Loan: 20 billion yen

4. Impact on Financial Results

This matter is taken into account for the financial results for the fiscal year ending March 31, 2003 (FY2002) as a subsequent event. Since the part of expected losses pertaining to the claim above was reflected in the financial results projection announced in November 2002, there is not significant impact on Sumitomo Trust's financial results for FY2002.

For further information, please contact

Koichi Onaka, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654